October 14, 2014

Via EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Philippine Long Distance Telephone Company

Annual Report on Form 20-F for the Fiscal Year ended December 31, 2013 filed April 2, 2014, 2006 (File No. 1- 03006)

Dear Mr. Spirgel:

Philippine Long Distance Telephone Company (the “Company”) has received a comment letter from the staff of the Division of Corporation Finance (the “Staff”), dated September 30, 2014. The comment letter is related to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”), which was filed with the United States Securities and Exchange Commission on April 2, 2014. We wish to thank you and the other members of the Staff for providing us with your comments.

The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to the comments. The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to the comments. The Company will provide its response to the Staff’s comments by October 31, 2014.

Thank you again for your time. Please feel free to contact Michael G. DeSombre of Sullivan & Cromwell (tel: (+852) 2826-8696; fax (+852) 2826-1774; e-mail: desombrem@sullcrom.com), or the undersigned by phone at (+632) 816-8553 or by e-mail at lrchan@pldt.com.ph, with any questions you may have.

Sincerely,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

cc:	Terry French, Accounting Branch Chief

Kathleen Krebs, Special Counsel

Christy Adams, Senior Staff Accountant

(Securities and Exchange Commission)

Napoleon L. Nazareno, President and Chief Executive Officer

Anabelle Lim-Chua, Senior Vice President and Treasurer

June Cheryl A. Cabal-Revilla, First Vice President and Controller

(Philippine Long Distance Telephone Company)

Michael G. DeSombre

Ram Narayan

Paul E. Hubble

(Sullivan & Cromwell)